SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	July	2006
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press release, dated July 26, 2006.
2	Press release, dated July 27, 2006.

DOCUMENT 1

CRYSTALLEX ANNOUNCES EQUITY FINANCING

Crystallex International Corporation (AMEX, TSX: KRY) (“Crystallex”) announced today that it has filed a preliminary short form prospectus with securities regulatory authorities in Ontario, British Columbia, Alberta, Manitoba, Nova Scotia and Newfoundland and Labrador in respect of an offering of units to raise approximately Cdn$15 million. Each Unit will entitle the holder to acquire one common share in the capital of Crystallex and one-half of one common share purchase warrant, without payment of additional consideration. Each whole common share purchase warrant will entitle the holder to purchase one common share at a price to be determined for a period of 18 months following the closing date of the offering. Crystallex has also granted the underwriter a 15% underwriter’s option exercisable for a period of 24 hours prior to the closing of the offering. Units may also be sold on a private placement basis in jurisdictions outside of Canada. The offering will be conducted by a sole underwriter.

Crystallex plans to use the net proceeds from the financing to develop the Las Cristinas Project, to repay a portion of existing indebtedness and for general corporate purposes.

The offering is subject to certain conditions including, but not limited to, the entering into by Crystallex and the underwriter of an underwriting agreement and the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the American Stock Exchange.

This press release is not an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

DOCUMENT 2

CRYSTALLEX INTERNATIONAL PRICES CDN$32.4 MILLION EQUITY FINANCING

Crystallex International Corporation (AMEX, TSX: KRY) (“Crystallex”) announced today that in connection with its previously announced filing of a preliminary short form prospectus with securities regulatory authorities in Ontario, British Columbia, Alberta, Manitoba, Nova Scotia and Newfoundland and Labrador in respect of an offering of Units, it has entered into an agreement with an underwriter, pursuant to which the underwriter has agreed to purchase 10,125,000 million Units of Crystallex at a price of Cdn$3.20 per Unit for gross proceeds to Crystallex of Cdn$32.4 million. Each Unit will entitle the holder to acquire one common share in the capital of Crystallex and one-half of one common share purchase warrant, without payment of additional consideration. Each whole common share purchase warrant will entitle the holder to purchase one common share at a price of Cdn$4.25 for a period of 18 months following the closing date of the offering.

Crystallex plans to use the net proceeds from the financing to develop the Las Cristinas Project, to repay a portion of existing indebtedness and for general corporate purposes.

The offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the American Stock Exchange. The offering is expected to close on or about August 10th, 2006.

This press release is not an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	July 27, 2006	By:	/S/ DAN HAMILTON
Name: Dan Hamilton Title: Chief Financial Officer